UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
Form 6-K
REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
THE SECURITIES EXCHANGE ACT OF 1934
For the month of January, 2009.
Commission File Number 000-50656
InNexus Biotechnology Inc.
(Translation of registrant’s name into English)
1055 W. Hastings Street, Suite 2200 Vancouver, BC V6E 2E9
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F. Form 20-F ☑ Form 40-F ☐
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Press Release

INNEXUS COMPLETES PREVIOUSLY ANNOUNCED PRIVATE PLACEMENT

British Columbia, Canada, 27 January 2009 – InNexus Biotechnology Inc. (Toronto Stock Exchange: IXS.V, www.ixsbio.com), announced today that it has completed a second private placement on the same terms and conditions as the private placement that was completed 12 December 2008.

The private placement totaled $2,207,000 of 10% unsecured convertible debentures. Each Debenture will be convertible into common shares of InNexus at the rate of one common share for each $0.10 of debt converted. The Debenture will have a term of 2 years. In the course of this private placement, InNexus has redeemed $924,000 in value of preferred shares which was reinvested by the holder of such redeemed preferred shares in the Debenture. Net proceeds from the private placement which is approximately $911,000 will be used by InNexus for research and development and general corporate business.

In connection with the private placement, certain insiders of InNexus comprised of the Chairman & CEO, some members of the Board and senior management, participated on the same terms in the offering for an aggregate of approximately 19% of the issued Debenture. InNexus paid a $7,000 finders’ fee or 7% of the proceeds to an investment company from the sale of the Debentures to purchasers referred by such finder in accordance with the policies of the TSX Venture Exchange.

Participation in the private placement by insiders of InNexus is considered to be a related-party transaction as defined under Multilateral Instrument 61-101.  The transaction is, however, exempt from the formal valuation and minority shareholder approval requirements under the Instrument as neither the fair market value of the securities being issued nor the consideration paid exceeds 25 percent of InNexus’ market capitalization.

Upon conversion of the Debenture, the common shares will be subject to a four-month “hold period” from the date of conversion under the policies of the TSX Venture Exchange and applicable securities legislation.

About InNexus

InNexus is a drug development company commercializing the next generation of monoclonal antibodies based on its DXL technology, which improves the potency of existing antibody products while opening new markets and disease applications. DXL antibodies utilize unique, novel and patented methods and technologies of InNexus.

InNexus is headquartered in British Columbia with principal management based in Scottsdale, Arizona on the campus of Mayo Clinic and has its own in-house developmental facilities. These development resources provide validation of protein and peptide discoveries, enabling InNexus (and its strategic partners) to advance novel drug therapeutics and diagnostics. To learn more about InNexus, please visit www.ixsbio.com.

The TSX Venture Exchange has not reviewed and does not accept responsibility for the adequacy or accuracy of this news release. This news release may contain assumptions, estimates, and other forward-looking statements that involve inherent risks and uncertainties and are subject to factors, many of which are beyond the Company’s control, which may cause actual results or performance to differ materially from those currently anticipated in such statements.

Contact

Wade Brooksby
Chief Financial Officer
InNexus Biotechnology Inc.
480-862-7500

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

InNexus Biotechnology Inc. (Registrant)
Date January 27, 2009	By	/s/ Wade Brooksby
(Signature)*
Wade Brooksby Chief Financial Officer

*	Print the name and title under the signature of the signing officer.